UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 31, 2026

Commission File Number: 000-17444

Akzo Nobel N.V.

Christian Neefestraat 2

1077 WW Amsterdam

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The following exhibit is furnished herewith:

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	AkzoNobel and Axalta announce three directors to finalize the combined company Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Akzo Nobel N.V.

Date: August 31, 2026	By:	/s/ Grégoire Poux-Guillaume
Name: Grégoire Poux-Guillaume
Title: Chief Executive Officer

Date: August 31, 2026	By:	/s/ Maarten de Vries
Name: Maarten de Vries
Title: Chief Financial Officer